Exhibit 99.1

REPORT OF VOTING RESULTS –

2017 SPECIAL MEETING OF SHAREHOLDERS

November 16, 2017

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we hereby advise of the results of the following matters voted upon at the Special Meeting (the “Meeting”) of Shareholders of Richmont Mines Inc. (the “Company”) held on November 16, 2017 in Toronto, Ontario. Each matter voted on is described in greater detail in the Company’s joint Management Information Circular with Alamos Gold Inc., dated October 18, 2017 (the “Joint Information Circular”):

1.

Arrangement Resolution: On a vote by ballot, the Richmont arrangement resolution, as set out in Appendix “A” to the Joint Information Circular, was passed by at least 66 2/3% of shareholders present in person or by proxy, as well as by a majority of shareholders after excluding certain interested parties of the Company who may receive a “collateral benefit” pursuant to the arrangement transaction, as such term is defined in Multilateral Instrument 61-101 - Protection Of Minority Security Holders In Special Transactions. Shareholders present in person or represented by proxy at the Meeting voted as follows:

All Shareholders

Votes For		Votes Against
39,108,842	92.56%	3,143,689	7.44%

After Excluding Interested Parties

Votes For		Votes Against
38,985,583	92.54%	3,143,689	7.46%

Richmont Mines Inc.

“Renaud Adams”
Renaud Adams
President & Chief Executive Officer